UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 1018            October 25, 2007

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: Dreyfus Founders Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 210 University
     Blvd., Suite 800, Denver, Colorado 80206-4658

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dreyfus Founders Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940 that Dreyfus Founders Funds, Inc. (comprised of Dreyfus Founders Balanced Fund, Dreyfus Founders Equity Growth Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Growth Fund, Dreyfus Founders International Equity Fund, Dreyfus Founders Mid-Cap
Growth Fund, Dreyfus Founders Passport Fund and Dreyfus Founders Worldwide Growth Fund (the "Company")) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the
Act") as of July 31, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2007, and with respect to agreement of security and similar investment purchases and sales, for the period from June 30, 2007 (the date of the last examination) through July 31, 2007;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New
York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records or to documentation of corresponding subsequent cash receipts;

Agreement of pending purchase activity as of July 31, 2007 to documentation of subsequent cash payments.

Agreement of Dreyfus Family of Funds' trade tickets for 5 security purchases and 5 security sales or maturities for the period from July 1, 2007 through July 31, 2007, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

Review of Mellon Global Securities Services Report on
Controls Placed in Operation and Tests of Operating
Effectiveness ("SAS 70 Report") for the period from January 1, 2006 through December 31, 2006 and noted no negative findings were reported in the areas of Asset
Custody and Control.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2007 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
October 25, 2007



Management Statement Regarding Compliance with
            Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Founders Funds, Inc. (comprised of Dreyfus
Founders Balanced Fund, Dreyfus Founders Equity
Growth Fund, Dreyfus Founders Discovery Fund,
Dreyfus Founders Growth Fund, Dreyfus Founders
International Equity Fund, Dreyfus Founders Mid-Cap
Growth Fund, Dreyfus Founders Passport Fund and Dreyfus
Founders Worldwide Growth Fund (the "Company")), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective controls over compliance with those requirements.
We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2007, and from June 30, 2007 through July 31, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 31, 2007, and from June 30, 2007 through July 31, 2007 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Founders Funds, Inc.



By:

     /s/Robert Svagna
     Robert Svagna,
     Assistant Treasurer
     Dreyfus Founders Funds, Inc.